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                                                                EXHIBIT 3(b)(vi)

                                    EXHIBIT B

                  Amendment to Section 5.09 of Article V of the
                 Amended and Restated Code of Bylaws, as amended
                              of The Sands Regent,
                              a Nevada corporation

     Effective as of August 20, 2002, Section 5.09 of Article V of the Amended and Restated Code of Bylaws, as amended of this Corporation shall be amended and restated to read in its entirety:

     Section 5.09. Duties of the Treasurer. The Treasurer shall keep and
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maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the Corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings and shares. The books of account shall be open at all reasonable times to inspection by any director. The Treasurer shall deposit all moneys and other valuables in the name and to the credit of the Corporation with such depositaries as may be designated by the Board of Directors. He shall disburse the funds of the Corporation as may be ordered by the Board of Directors, shall render to the President and directors, whenever they request it, an account of all of his transactions as Treasurer and of the financial condition of the Corporation, and shall have other powers and perform such other duties as may be prescribed by the Board of Directors or the Bylaws.

                                      B-1